Ms. Gohlke
June 13, 2005
Page 7

                              BLACKBURN & STOLL, LC
                                Attorneys at Law
                         77 West Second South, Suite 400
                           Salt Lake City, Utah 84101
                            Telephone (801) 521-7900
                               Fax (801) 521-7965

                                                                Eric L. Robinson
                                                           Direct (801) 578-3553



                                  June 13, 2005


Ms. Michele Gohlke
Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549-6010

      Re:    Specialized Health Products International, Inc.
             Form 10-KSB for the Year Ended December 31, 2004 (the "Annual Report") Form 10-QSB for the Quarter Ended March 31, 2005 (the "Quarterly Report") File No. 000-26694

Dear Ms. Gohlke:

         This letter is submitted on behalf of Specialized Health Products International, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Annual Report and the Quarterly Report. We appreciate the careful review and the useful comments provided by the staff.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated May 31, 2005, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company are shown in indented text.

Form 10-KSB for the Year Ended December 31, 2004
------------------------------------------------

Item 6. Managements' Discussion and Analysis of Plan of Operations, page 17 Years Ended December 31, 2004 and 2003, page 21
--------------------------------------------------------------------------------

         1. On page 22 of your MD&A and in your Forms 8-K dated March 9, 2005 and May 10, 2005, you disclose various non-GAAP financial measures such as net income (loss) excluding certain items and operating expenses excluding certain items. While these types of disclosure may be helpful in describing same operating results from period to period, they remove focus from the excluded items. In this regard, we have the following comments:

         o Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

         o Alternatively, if you elect to retain the current disclosures, revise future filings to comply with the requirements of Item 10(h) of Regulation S-B relating to non-GAAP financial measures in documents filed with the Commission, including providing the reconciliations of the measures to the most directly comparable GAAP measures and the appropriate disclosures regarding your use of the non-GAAP measures. Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

         o In the Forms 8-K, the discussion of non-GAAP measures is more prominent than the discussion of the GAAP measures. Revise future filings to present, with equal or greater prominence, the GAAP measures and the related discussions.

         Please provide us with a sample of the disclosures you intend to include in future filings.

                  The staff's comments are noted. The Company will revise future filings in accordance with the bullets under Item 1 above. A sample of the form of the Company's proposed future 8-K financial disclosure (which is a portion of the text of the Company's 2004 year-end earnings press release revised to address your comments) is as follows:

                    SPECIALIZED HEALTH REPORTS FOURTH QUARTER
                           AND FULL YEAR 2004 RESULTS

         Bountiful, Utah - March 9, 2005 - Specialized Health Products International, Inc. (OTCBB: SHPI), a leader in the design and development of medical safety devices, today reported consolidated financial results for the fourth quarter and fiscal year ended December 31, 2004.

                  Fourth quarter highlights include:

         o Total Revenue increases 41% to $1.7 million from $1.2 million in the same period last year
         o Product Sales and royalties increase 29% to $1.3 million from $1.0 million in the same period last year
         o Gross profit margin expands to 85% from 80% in the same period last year
         o Net loss decreases 96% to $61,000 from $1.5 million in the same period last year

                   Year-Ended 2004 highlights include:

         o Total Revenue increases 60% to $5.8 million from $3.6 million in 2003
         o Product sales and royalties increase 57% to $4.4 million from $2.8 million in 2003
         o Gross profit increases 55% to $4.7 million from $3.0 million in 2003
         o Net loss decreases 89% to $344,000 from $3.1 million in 2003

         Revenues for the fourth quarter of 2004 were $1.7 million, an increase of 41% from the $1.2 million recorded in the same period last year. Net loss for the fourth quarter of 2004, which includes a $247,000 charge related to amortization of deferred compensation, was reduced to $61,000, or breakeven on an earnings per diluted share basis, compared to a loss of $1.5 million, or $(0.08) per diluted share, for the same period last year, which includes a $1.3 million accrual for patent litigation expense.

         The Company's revenues for the year-ended December 31, 2004 increased 60% to a record $5.8 million, compared to $3.6 million in 2003. Net loss for the year-ended December 31, 2004, which includes a $256,000 charge related to amortization of deferred compensation, was reduced to $344,000, or $(0.01) per diluted share, compared to a loss of $3.1 million, or $(0.17) per diluted share, in 2003, which includes a $1.3 million accrual for patent litigation expense.

         The Company's balance sheet and statement of operations, in the form included in the Company's 10-QSB and/or 10-KSB filing would then be attached.

Item 8A. Controls and Procedures, page 32

         2. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to that which is required to be included in our periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

                  In future filings the Company anticipates excluding the language that follows the word "effective," as suggested.

         3. Please tell us and revise your disclosure in future filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting during the quarter being reported on that has materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

         In future filings the Company will make the suggested revisions. Moreover, during the fourth quarter of 2004 and during the first quarter of 2005 there were no changes to the Company's internal controls over financial reporting that materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Consolidated Statements of Operations, page F-5

         4. We note that you recorded $1.3 million in patent litigation expenses in 2003 and recorded a liability for the same amount. We note your disclosures on pages 23 and F-8 that the current portion of accrued litigation expenses will not require the use of cash to pay the liability. We also note your disclosures on pages 16 and F16 that the $1.3 million was your estimate of the portion of costs associated with BD's suit against Tyco Healthcare and that Tyco will withhold against the royalties due to you through 2005, and that you are not a party to the patent infringement lawsuit.

         o Please tell us why you believe it is appropriate to recognize expense and a liability for this litigation in accordance with SFAS 5. Discuss how you determined the $1.3 million amount, and also support your conclusion that the liability should be recognized in 2003.

         o You state that your obligations relating to this liability will be paid through the holdback of up to 50 percent of future royalties. However, you also disclose the potential that Tyco will be prohibited from selling the product, which would impact your future royalties. Tell us whether you would have any further obligation to reimburse Tyco for legal expenses if the royalties are not sufficient to cover your obligations due.

         o With respect to your disclosure on page 23 that this liability will not require the use of cash, please revise future filings to clarify that the liability will be reduced or paid through royalties received from Tyco / Kendall.

         The Company entered into a royalty agreement with Tyco in November 1999. The agreement indemnified Tyco by guaranteeing that the license was not assigned, that it was free of encumbrances and that the patent rights were valid. The Company believes this indemnification relates to the Company's past performance (development of the product) and requires the Company to make payments to Tyco based on changes in an underlying indemnification that is related to the license held by Tyco, such as an adverse judgment in a lawsuit. The Company acknowledges that FIN 45 was not effective at the time the contract was entered into; however, the Company believes the guidance in FIN 45 supports the Company's accounting for this indemnification provision. Furthermore, FIN 45 states that SFAS 5 should be followed in recognizing a contingent loss under such an indemnification provision.

         The filing of the patent infringement action by Becton-Dickinson against Tyco in December 2002 created a contingent liability for the Company which the Company believes was both probable and reasonably estimable as of December 31, 2003. The accrual of the $1.3 million liability complies with the criteria in SFAS 5. The Company's agreement with Tyco (the "Agreement") provides that Tyco is entitled to reimbursement from the Company for legal expenses, costs and damages relating to this litigation which amounts are payable solely in the form of a reduction of up to one-half of the amount of royalties otherwise payable by Tyco to the Company under the Agreement. If the reduction in royalty payments is insufficient to pay for such costs, expenses and damages, then the Company has no additional obligation to pay any additional amounts to Tyco

         The Company believes that the contingent loss was probable as of December 31, 2003 because substantial and significant legal proceedings had occurred and were ongoing. The Company believes that liability was reasonably estimable at that date as a result of the following: (i) the minimum aggregate royalty payments under the Agreement for 2004 and 2005 are $2.6 million, (ii) it did not appear that amounts in excess of the minimum royalty payments would be earned by the Company during this period under the Agreement, (iii) it was anticipated that litigation related expenses, costs and damages would, in the aggregate, equal or potentially exceed $1.3 million, and (iv) based on the information set forth in clauses (i) - (iii) an amount equal to $1.3 million in royalty payments would be withheld in connection with the Agreement during 2004 and 2005. Further, at the time the accrual was made, the Company estimated that the legal process would be concluded by the end of 2005, based on a schedule providing one year for the trial and one year for the appeal process, if required. One-half of the estimated royalties to be paid under the Agreement during that period equate to $1.3 million. As a result, management believes that $1.3 million was the correct estimate of the liability that should have been recorded as of December 31, 2003, and that such accrual complies with SFAS 5.

         The Company's future filings will be revised as suggested in the third bullet.

Note 2. Significant Accounting policies, page F-8
-------------------------------------------------

Revenue Recognition, page F-11
------------------------------

         5. Please tell us and revise future filings to discuss in further detail your revenue recognition policy with respect to products and royalties. Discuss any rights of return or other post-shipment obligations you may have. With respect to royalties, discuss how you determine when the related products have been sold by third parties.

         Royalty revenue is recognized when the related products are sold or upon the Company's fulfillment of any future obligation under the related agreements. Royalty reports are submitted to the Company quarterly on product sales falling under the respective royalty agreement. Product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable.

         Rights of return for manufactured product are dependent upon the agreement. No right of return is provided for product manufactured under private label, as such product is custom manufactured to order for those distributors. Product manufactured and distributed under the Company's own label does provide rights of return in the case of shipping errors or product received in damaged condition. In addition, distributors have the right, on a quarterly basis, to request the return of excess or slow moving inventory. An accrual for product returns, calculated by the Company from historical data, is made at the end of each quarter.

         For the year ended December 31, 2004, sales of private labeled product represented 40% of total product sales, with no product returns, and product sold under the Company's label represented 60% of sales, with product returns equal to 1% of total sales.

         The Company's future filings will be revised to respond to this comment.

Note 5. Stock Options, page F-16

         6. We note that in 2004, you gave your current directors and employees holding stock option grants the option to surrender those stock options in exchange for an immediate grant of shares of restricted common stock. We note that you have recorded a deferred compensation charge for the shares of restricted stock, which will be amortized over the vesting period of the restricted stock. However, it does not appear that you intend to account for the exchange using variable accounting. Tell us how you considered paragraphs 43 and 45-47 of FIN 44 as well as Issues 36(a) and 39(a) of EITF 00-23 in concluding that variable plan accounting is not required.

         At the time the directors and employees were given the option to surrender their stock options in exchange for shares of restricted stock, the Company had outstanding stock options that were exercisable for 6,162,440 shares of common stock. Current directors and employees, to whom the option to convert was extended, held options exercisable for 5,756,190 of those shares, with the remaining options held by persons who were no longer working for the Company.

         There was no accounting change relating to the options whose holders were not given the election to convert.

         Under FIN 44 (specifically paragraphs 49, 50 and 135), the issuance of restricted stock for stock options requires variable accounting for that award from the date of the offer of exchange until the date the award is exercised, is forfeited, or expires unexercised since the exercise price of the option award has effectively been reduced. However, since the exercise price has been effectively reduced to zero, future reductions to the exercise price of the replacement stock award are not possible. Therefore, variable accounting does not apply to the replacement stock award. Of the options exercisable for 5,756,190 shares that were held by directors and employees, 5,738,190 were surrendered for the grant of restricted stock, at which time the accounting became fixed.

         The variable accounting charge relating to the remaining options exercisable for 18,000 shares was determined by management to be both insignificant and immaterial. Management will make a calculation each quarter to determine if the variable accounting charge relating to these options has become material. If this charge ever becomes material management will properly report the variable charge in the Company's financial statements.

         Please contact the undersigned at (801) 578-3553 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,


                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Jeffrey M. Soinski